February 11, 2022

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Schedule 13G – Nuvasive Inc. As of: December 31, 2021

In accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), attached is an initial Schedule 13G for the above named company showing that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities as of December 31, 2021. This Schedule 13G is being filed, pursuant to Rule 13d-1(b) of the Exchange Act, on behalf of Hartford Mutual Funds, Inc. on behalf of Hartford Midcap Fund, Hartford Healthcare Fund and Hartford Small Cap Value Fund.

If you have any questions about this filing, please contact me at 610-386-1871.

Best,

/s/ Max Kenan
Max Kenan
Compliance Analyst

Enclosures:

Via Certified Mail

Cc:	Corporate Secretary Nuvasive Inc. 7475 Lusk Boulevard San Diego, CA 92121